Exhibit 4.43

Rights and Obligations Assumption Letter

This entity, Chengdu Zhiyimeng Software Technology Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Chengdu City at Gaoxin district branch office of the Administration for Market Regulation on July 5, 2019. Chengdu Yinzhe Education and Technology Co., Ltd., which is the subsidiary of the Investor, holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Chengdu Zhiyimeng Software Technology Co., Ltd.

(Seal) Chengdu Zhiyimeng Software Technology Co., Ltd. Affixed

By:	/s/ Yong Lv
Name:	Yong Lv
Title:	Legal Representative
Date:	July 25, 2019